FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For the month of …	April	…………………………………………………,	2016

CANON INC.
(Translation of registrant’s name into English)

30-2, Shimomaruko 3-Chome, Ohta-ku, Tokyo 146-8501, Japan
(Address of principal executive offices)

[Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F	X	Form 40-F

[Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes	No	X

[If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):82-....................

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

CANON INC.
(Registrant)

Date….	April 1, 2016	By ……/s/………. Shinichi Aoyama…………
(Signature)*

Shinichi Aoyama
Deputy Senior General Manager
Group Management Center
Canon Inc.

*Print the name and title of the signing officer under his signature.

The following materials are included.

1. Extraordinary Report

(Translation)

Cover Page

Document Name:	Extraordinary Report
Filed with:	The Director-General of the Kanto Local Finance Bureau
Filing Date:	March 31, 2016
Corporate Name:	Canon Inc.
Name and Title of Representative:	Fujio Mitarai, Chairman & CEO
Location of Head Office:	30-2, Shimomaruko 3-chome, Ohta-ku, Tokyo
Telephone Number:	(03)3758-2111
Name of Contact Person:	Kazuhiko Nagashima, Deputy Senior General Manager, Finance Accounting Center
Nearest Contact Location:	30-2, Shimomaruko 3-chome, Ohta-ku, Tokyo
Telephone Number:	(03)3758-2111
Name of Contact Person:	Kazuhiko Nagashima, Deputy Senior General Manager, Finance Accounting Center
Places of Public Inspection of the Extraordinary Report:	Tokyo Stock Exchange, Inc. (2-1, Nihonbashi Kabuto-cho, Chuo-ku, Tokyo)
Nagoya Stock Exchange, Inc.
(8-20, Sakae 3-chome, Naka-ku, Nagoya)
Fukuoka Stock Exchange
(14-2, Tenjin 2-chome, Chuo-ku, Fukuoka)
Sapporo Securities Exchange
(14-1, Minamiichijo-nishi 5-chome, Chuo-ku, Sapporo)

1.	Reason for Filing

Canon Inc. (the “Company”) is filing this Extraordinary Report pursuant to Article 24-5, Paragraph 4 of the Financial Instruments and Exchange Law and Article 19, Paragraph 2, Item 9-2 of the Cabinet Office Ordinance relating to the Disclosure of Details of Corporations, etc. to report the approval of resolutions at the Ordinary General Meeting of Shareholders for the 115th Business Term (the “Ordinary General Meeting”) of the Company held at March 30, 2016.

2.	Description of Report
(1)	Date on which the Ordinary General Meeting was held:
March 30, 2016
(2)	Details of the Matters to be Resolved:
Item No.1: Dividend from Surplus
a.	Matters concerning allocation of dividend and its total amount:
75.00 yen per one common share of the Company
Total amount of dividend 81,905,446,800 yen
b.	Effective date of the dividend from surplus:
March 31, 2016
Item No.2: Election of Six Directors

It was proposed that the following persons be elected as Directors:

Messrs. Fujio Mitarai, Toshizo Tanaka, Shigeyuki Matsumoto, Masaya Maeda, Kunitaro Saida and Haruhiko Kato.

Item No.3: Grant of Bonus to Directors

It was proposed that bonus be granted to the fifteen Directors excluding Outside Directors as of the end of this term, which totals 143,900,000 yen.

(3)	The number of voting rights concerning the indication of “for,” “against” or “abstention” for each item; Requirements for approving the items; and Results of resolutions

Item	For	Against	Abstention	Ratio of favorable votes	Results
Item No.1	8,049,366	5,204	3,616	96.86	Approved
Item No.2
Fujio Mitarai	7,654,224	389,269	14,689	92.11	Approved
Toshizo Tanaka	7,888,114	155,385	14,689	94.92	Approved
Shigeyuki Matsumoto	7,889,469	154,030	14,689	94.94	Approved
Masaya Maeda	7,872,010	171,488	14,689	94.73	Approved
Kunitaro Saida	7,811,743	244,172	2,271	94.00	Approved
Haruhiko Kato	7,824,459	231,457	2,271	94.16	Approved
Item No.3	7,968,229	80,225	9,823	95.88	Approved

Note:	1.

Each of the number of “For,” “Against” and “Abstention” is the aggregate number of the voting rights a) exercised in advance by the day prior to the Ordinary General Meeting, and b) exercised by shareholders present at the Meeting (provided that such shareholders’ intention to approve or disapprove the propositions could be ascertained.)

2.	The “Ratio of favorable votes” is the ratio of the following 1) to 2);
1)

the aggregate number of votes in favor exercised in advance by the day prior to the Ordinary General Meeting, and those exercised by shareholders present at the Meeting (provided that such shareholders’ intention to approve the propositions could be ascertained.)

2)	the total number of voting rights exercised in advance by the day prior to the Ordinary General Meeting and those of shareholders present at the Meeting.
3.	The requirements for approval of each resolution are as follows:
-	For Item 1 and 3, a majority vote of the shareholders who are entitled to vote present at the Ordinary General Meeting;
-

For Item 2, a majority vote of the shareholders present at the Ordinary General Meeting who hold shares representing in aggregate not less than one-third (1/3) of the voting rights of all shareholders who are entitled to vote.

(4)

The aggregate number of a) voting rights exercised in advance by the day prior to the Ordinary General Meeting and b) voting rights exercised by shareholders present at the Meeting, and such shareholders’ intention to approve or disapprove the propositions could be ascertained, was sufficient to meet all requirements pursuant to the Corporation Law to approve all of the items. Accordingly, voting rights of shareholders present at the Ordinary General Meeting and whose intention to approve or disapprove the propositions or abstain from the vote could not be ascertained, were not counted.